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           PROVIDENT MUTUAL LIFE INSURANCE COMPANY OF PHILADELPHIA

                                    RIDER

                              CHANGE OF INSURED

INSUREDS                                                       POLICY NUMBER


                                                                RIDER ISSUE DATE

This Rider is attached to and is a part of this Policy.

While this Rider is in effect, you may change one of the Insureds under this policy for a New Insured so that the Policy will provide coverage on the lives of the New Insured and the Remaining Insured.

CONDITIONS FOR CHANGE.  You may change one of the Insureds for a New Insured:

  (a) upon written request; and

  (b) by meeting any other terms and conditions set by us, including the following:

     1.  on the Date of Change, the New Insured's age may not be more than 75;

     2. the New Insured must have been at least age 21 on or before the Policy Date of the Policy to which this Rider is attached;

     3. the New Insured must provide evidence of insurability satisfactory to us;

     4.  you must have an insurable interest in the life of the New Insured;

     5.  both the Owner and the New Insured must sign the written request.

DATE OF CHANGE. The Date of Change will be the Policy Processing Day following the later of:

(a)   the date set forth in your written request for the change; or

(b)   the date we determine that the New Insured is insurable.

TERMS OF POLICY AFTER CHANGE. This Policy will cover the New Insured and the Remaining Insured starting on the Date of Change. When coverage of the New and the Remaining Insureds begins, coverage on the prior Insureds will end.

The Contestable and Suicide periods for the New Insured will start on the Date of Change. With respect to the New Insured, in the event of a contest or suicide within two years of the Date of Change, our payment will be limited to the Net Cash Surrender Value of this Policy as of the date of death of the last surviving Insured plus any deductions for the Premium Expense Charge and Monthly Deductions since the Date of Change.

The Face Amount of insurance will be the same as that on the prior Insureds. The monthly deduction of any for cost insurance and other benefits provided by rider will be based on the Issue Ages, sexes, and Premium Classes of the New Insured and the Remaining Insured. The Issue Age of the New Insured is his or her age as of the Policy Date of this Policy. There is no adjustment to the Policy Account Value on the Date of Change.

Any policy loans or assignment will remain in effect after the change. The Policy Account Value and the Net Cash Surrender Value on the Date of Change are not changed except for the change in the monthly deductions noted above,

Signed for the Company at Philadelphia, Pennsylvania on the Rider Issue Date.



                                          /s/ Robert W. Koss
                                          -----------------------------
                                          President and Chief Operating Officer